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                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
                 (Translation of Registrant's Name Into English)

                              NO. 8, LI-HSIN RD. 6,
                              HSINCHU SCIENCE PARK,
                                     TAIWAN
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                       Form 40-F
                      -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes                                   No    X
                  -------                              -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___________.)


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(TSMC LOGO)


             DR. RICK TSAI APPOINTED CHIEF EXECUTIVE OFFICER OF TSMC

                  DR. F.C. TSENG ELECTED VICE CHAIRMAN OF TSMC

                  Both New Posts Become Effective July 1, 2005


HSINCHU, TAIWAN, R.O.C. - MAY 10, 2005 - TSMC (TSE: 2330, NYSE: TSM) today held a board meeting, at which Dr. Morris Chang, TSMC Chairman and CEO, proposed, effective as of July 1, 2005, the appointment of both Dr. Rick Tsai as TSMC's Chief Executive Officer and the election of Dr. F.C. Tseng as Vice Chairman. The board unanimously approved both resolutions. Starting July 1, 2005, Dr. Tsai will assume the position of President and CEO, and will no longer be Chief Operating Officer. Dr. Tseng will serve as Vice Chairman of the Board, and will no longer be Deputy Chief Executive Officer.

"Dr. Chang believes that the structure of the top management team should be planned in advance and implemented in steps. In line with that philosophy, he has contemplated TSMC's future organization over the past few years. Recently, Dr. Chang felt that TSMC had already become a strong company, and the management had proven themselves ready to resume larger responsibilities for the future. Dr. Chang therefore proposed the changes and received the unanimous support of the Board," said Ms. Lora Ho, TSMC vice president, chief financial officer and spokesperson.

"Effective July 1, 2005, Dr. Morris Chang will continue to dedicate his full time and efforts to being the Chairman of TSMC. As the President and CEO, Dr. Tsai will be responsible for the business and strategy of TSMC and its affiliated companies, and will report directly to Dr. Chang. As Vice Chairman, Dr. Tseng will fully assist Dr. Chang and remain as Chairman of TSMC (Shanghai), Global UniChip Corp., and the TSMC Education and Culture Foundation. It was also announced that neither Dr. Chang nor Dr. Tseng will participate in the company's employee profit sharing once they assume their new posts," Ms. Ho continued.

Citing Dr. Morris Chang's remarks, Ms. Ho added that, "Dr. F.C. Tseng has been a key member in our management team since TSMC's establishment. He has contributed significantly to the company's success in a variety of operations and executive positons. Fifteen year ago, Dr. Tseng recruited Dr. Tsai into TSMC from the United States. Dr. Tsai, with his outstanding talents and experiences, is going to be an outstanding CEO for TSMC."


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(TSMC LOGO)


TSMC SPOKESPERSON:
------------------

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602


TSMC DEPUTY SPOKESPERSON:
-------------------------

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com


FOR FURTHER INFORMATION, PLEASE CONTACT:
----------------------------------------

Richard C.Y. Chung
PR Principal Specialist, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com
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(TSMC LOGO)


                   TSMC SHAREHOLDERS APPROVED NT$2.5 DIVIDEND

               INCLUDING NT$2 CASH DIVIDEND AND 5% STOCK DIVIDEND


HSINCHU SCIENCE PARK, TAIWAN, MAY 10, 2005 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (NYSE: TSM) today held a shareholders' meeting at which the shareholders approved the distribution of a dividend of NT$2.5 per common share, including a stock dividend of NT$0.5 per share (i.e. 5% stock dividend) and a cash dividend of NT$2 per share.

TSMC Spokesperson and Vice President Ms. Lora Ho stated that the major conclusions of this shareholders' meeting are as follows:

1. Shareholders approved the 2004 Business Report and Financial Statements. Revenue for 2004 totaled NT$255,990 million and net income was NT$92,320 million, with earnings per share of NT$3.97.

2.   Shareholders approved the proposal for distribution of 2004 profits:

     (1) A dividend of NT$2.5 per common share, including a cash dividend of NT$2 per share and a stock dividend of 5% per share.

     (2) Employees' profit sharing will be distributed in both stock and cash. Profit sharing will amount to NT$3,086 million distributed in stock at par value and NT$3,086 million distributed in cash.

3. Shareholders approved revisions to the Articles of Incorporation. Approved TSMC to revise the relevant provisions with respect to management of corporate. The revision would allow the company more flexibility in planning the structure of senior management. And also approved TSMC to revise the Articles of Incorporation so that Directors who are also TSMC executives will not be eligible to receive bonus for Directors. The total percentage of profits allocated for directors and supervisors' bonus will be capped at 0.3% of distributable profits, instead of the current fixed 0.3%.


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TSMC SPOKESPERSON:              TSMC DEPUTY SPOKESPERSON:            FOR FURTHER INFORMATION, PLEASE CONTACT:

Ms. Lora Ho                     Mr. J.H. Tzeng                       Richard C.Y. Chung
Vice President and CFO          PR Department Manager, TSMC          PR Principal Specialist, TSMC
Tel: 886-3-566-4602             Tel: 886-3-666-5028                  Tel: 886-3-666-5038
                                Mobile: 0928-882607                  Mobile: 886-911-258751
                                Fax: 886-3-567-0121                  Fax: 886-3-567-0121
                                E-Mail: jhtzeng@tsmc.com             E-Mail: cychung@tsmc.com

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                Taiwan Semiconductor Manufacturing Company Ltd.


Date: May 10, 2005              By  /s/ Lora Ho
                                  ----------------------------------
                                   Lora Ho
                                   Vice President & Chief Financial Officer